Exhibit 99.1

Riviera Resources Announces Intention to Commence Tender Offer

HOUSTON, Sept. 24, 2018 (GLOBE NEWSWIRE) — Riviera Resources, Inc. (OTCQX: RVRA) (“Riviera” or the “Company”) announced today that it intends to commence a tender offer to purchase for cash up to an aggregate of $100 million of shares of its common stock at a purchase price of $22.00 per share no later than the end of this month. Based on the $22.00 purchase price, the number of shares proposed to be purchased in the tender offer would represent approximately 6.0% of the Company’s currently outstanding common stock. The Company will use its cash on hand to fund the tender offer. Pro forma for the tender offer, the Company expects to have a positive cash balance to maintain operational flexibility.

Funds affiliated with Fir Tree Capital Management LP, Elliott Associates, L.P., York Capital Management, L.P. and P. Schoenfeld Asset Management LP, which collectively beneficially own approximately 55% of the Company’s outstanding common stock, and all of the Company’s directors and executive officers, have advised the Company that they will not participate in the tender offer and will not tender any of their common stock.

“We are committed to enhancing shareholder value and finding ways to return capital to our shareholders. We believe the Company’s asset base is being significantly discounted by the market, and for that reason, this tender offer is a value maximizing use of the cash we have on hand,” said Evan Lederman, Chairman of the Board.

This tender offer is in addition to the previously announced share repurchase program of $100 million. As of September 21, 2018, the Company has repurchased approximately $7.5 million of shares of its common stock at an average price of $21.24 per share under the existing share repurchase program, which has been suspended pending the conclusion of the proposed tender offer. Subject to applicable SEC rules and regulations with respect to issuer tender offers, the Company intends to resume share purchases under the previously announced share repurchase program after the conclusion of the proposed tender offer.

IMPORTANT INFORMATION ABOUT PROPOSED TENDER OFFER

The discussion of the proposed tender offer in this press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. Any tender offer will be made only pursuant to an Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to stockholders. Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO that will be filed contemporaneously with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from D. F. King & Co., Inc., the information agent for the tender offer, by telephone at: (800) 249-7140 (toll-free), by email at: rvra@dfking.com or in writing to: 48 Wall Street, 22nd Floor, New York, NY 10005.

Forward-Looking Statements

Statements made in this press release that are not historical facts are “forward-looking statements.” These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, and anticipated future developments. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward-looking statements. These include risks relating to our ability to commence and consummate the proposed tender offer, financial and operational performance and results of the Company, low or declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, ability to replace reserves and efficiently develop current reserves, the capacity and utilization of midstream facilities and the regulatory environment. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Please read “Risk Factors” in the Company’s Registration Statement on Form S-1, Quarterly Report on Form 10-Q and other public filings. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.

ABOUT RIVIERA RESOURCES

Riviera Resources, Inc. is an independent oil and natural gas company with a strategic focus on efficiently operating its mature low-decline assets, developing its growth-oriented assets, and returning capital to its stockholders. Riviera’s properties are located in the Hugoton Basin, East Texas, North Louisiana, Michigan/Illinois, the Uinta Basin and Mid-Continent regions. Riviera also owns Blue Mountain Midstream LLC, a midstream company centered in the core of the Merge play in the Anadarko Basin.

CONTACT:

Riviera Resources, Inc.

Investor Relations

(281) 840-4168

IR@RVRAresources.com